UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Fremont Michigan InsuraCorp, Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

3757365105
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Capital Management
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	3757365105

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	80,283

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	80,283

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	80,283

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	4.50%

14. Type of Reporting Person	IA

032080.0003 EAST  7937446 v5

CUSIP No.	3757365105

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	71,175

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	71,175

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	71,175

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	3.99%

14. Type of Reporting Person	PN

CUSIP No.	3757365105

1. Name of Reporting Person	Loeb Offshore Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Source of Funds	WC, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	38,532

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	38,532

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	38,532

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11)	2.16%

14. Type of Reporting Person	IA

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Ordinary Shares (the “Ordinary Shares”), of Fremont Michigan InsuraCorp, Inc. The address of the Issuer’s principal executive offices is 933 East Main Street, Fremont, MI 49412.

Item 2.	Identity and Background

(a) This statement is filed by:

(i) Loeb Arbitrage Management LP (“LAM”), a Delaware limited partnership and registered investment adviser, with respect to shares of Common Stock purchased for the accounts of customers of LAM as to which it has investment discretion as well as for Loeb Arbitrage Fund.

(ii) Loeb Arbitrage Fund (“LAF”), a New York limited partnership, with respect to shares of Common Stock purchased for its own account.

(iii) Loeb Offshore Management LP, (“LOM”), a Delaware limited partnership and registered investment adviser with respect to shares of Common Stock purchased for Loeb Arbitrage Offshore Partners, Ltd., a Cayman Islands exempted company.

(b) The address of the principal business office of Loeb Capital Management and its affiliates is 61 Broadway, New York, New York 10006.

(c) The principal business of LAM and LOM (d/b/a Loeb Capital Management) is to serve as investment manager to a variety of private investment funds and separately managed accounts and to control the trading in securities by these private investment funds and separately managed accounts.  Loeb Management Holding LLC (“LMH”), a Delaware limited liability company, is the General Partner of LAM and LOM.  LMH is owned jointly by Loeb Holding Corporation and LB Partners, L.P.  Gideon J. King is the President and Chief Executive Officer of Loeb Management Holding LLC as well as LAM and LOM.

(d) None of the entities or individuals named in this Item 2 has, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or individuals named in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Gideon J. King is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired ordinary Shares in margin accounts maintained with J.P. Morgan Clearing Corp.

Item 4.	Purpose of Transaction

LAM, LOM, doing business as Loeb Capital Management (“Loeb”), have acquired Ordinary Shares for investment purposes on behalf of private funds and accounts they manage. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Ordinary Shares and other securities of the Issuer, selling some or all of its Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)
As of .the close of business on May 26, 2011, Loeb Capital Management beneficially owned an aggregate of 118,815 shares of Common Stock, representing approximately 6.66% of the shares of Common Stock outstanding.  The percentages used herein are based upon 1,785,047 shares of Class A common stock outstanding as of April 15, 2011, as represented by Fremont in the Merger Agreement..

Loeb Management Holding LLC, LAM, LOM and Mr. King own directly no shares of Common Stock.

Loeb Arbitrage Fund owns 71,175 shares of Common Stock (constituting approximately 3.99% of the shares of Common Stock outstanding). Pursuant to an investment management agreement, LAM maintains investment and voting power with respect to securities held by Loeb Arbitrage Fund as well as for the accounts of customers as to which it has investment discretion and may be deemed to beneficially own 80,283 shares of Common Stock (constituting approximately 4.50% (and inclusive of the 3.99% beneficially owned by Loeb Arbitrage Fund) of the shares of Common Stock outstanding).

Pursuant to an investment management agreement, Loeb Offshore Management LP maintains investment and voting power with respect to securities held by Loeb Arbitrage Offshore Partners, Ltd. and may be deemed to beneficially own 38,532 of the shares of Common Stock (constituting approximately 2.16% of outstanding shares).

(b)	None of the Reporting Persons has sole power to vote or direct the vote or sole ownership.

(c)	The following purchases and sales (-) of Ordinary Shares have been in the past sixty (60) days:
	Purchases and Sales of Ordinary Shares

	Date	Shares	Average Price
Loeb Arbitrage Management LP	05/26/2011	993	35.12
(excluding Loeb Arbitrage Fund)	05/20/2011	43	35.15
	05/02/2011	61	35.05
	04/29/2011	99	35.036
	04/28/2011	8	35.05
	04/27/2011	266	35.05
	04/26/2011	153	35.0497

	Date	Shares	Average Price
Loeb Arbitrage Fund	05/26/2011	1839	35.12
	05/20/2011	371	35.15
	05/02/2011	543	35.05
	04/29/2011	1191	35.036
	04/28/2011	69	35.05
	04/27/2011	2253	35.05
	04/26/2011	1784	35.0497

	Date	Shares	Average Price
Loeb Offshore Management LP	05/26/2011	539	35.12
	05/20/2011	204	35.15
	05/02/2011	508	35.05
	04/29/2011	2369	35.036
	04/28/2011	36	35.05
	04/27/2011	1049	35.05
	04/26/2011	4437	35.0497

(d) Not Applicable.
(e)	Not Applicable.
All reported transactions were effected on OTC BB.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: May 27, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: May 27, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB OFFSHORE MANAGEMENT LP
By: LOEB MANAGEMENT HOLDING LLC, G.P.

Date: May 27, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President